C. Edward Chaplin

Chief Financial Officer

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

July 10, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Form 10-Q for the Quarter Ended March 31, 2008

File No. 1-9583

Dear Mr. Rosenberg:

We have received your letter dated June 27, 2008 in which you provided comments to MBIA Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2008. It is our intention to respond to your comments no later than Friday, August 29, 2008.

Please feel free to contact me at (914) 765-3925.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin